# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apollomics Inc., CIK 0001944885
CUSIP: G0411D123
Title of class of securities: Class A ordinary shares, Par Value $0.0001 per share
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd.,, Suite 220, Foster City, California (CA), 94404
Date of event which requires filing of this statement: 09/03/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002023743

## Reporting persons
- Maxpro Investment Co., Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 105,071; shared voting power 0; sole dispositive power 105,071; shared dispositive power 0; aggregate amount beneficially owned 105,071 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Apollomics Inc.
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, CA, 94404, United States of America

## Item 2. Person Filing
Name of person filing: Maxpro Investment Co. Ltd (the "Reporting Person")
Address of principal business office or, if none, residence: 5F-4, No.89, Songren Rd., Xinyi District., Taipei City, Taiwan 11073
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment company

## Item 4. Ownership
Amount beneficially owned:
Explanatory Note:

The Statement on Schedule 13G originally filed with the Securities and Exchange Commission on May 20, 2024, as amended by Amendment No. 1 filed on May 30, 2024, is hereby amended and supplemented by this Amendment No. 2 (this "Amendment").

As of the date of this filing, the Reporting Person may be deemed to beneficially own 105,071 Class A Ordinary Shares, consisting of (i) 101,248 Class A Ordinary Shares and (ii) 3,823 Class A Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of the date of this filing.

As reported on Form 6-K filed by the Issuer, on September 3, 2025, the Issuer issued 1,042,803 Class A Ordinary Shares in a private placement with certain qualified institutional buyers and accredited investors.

As a result of such private placement, the Reporting Person ceased to be the beneficial owner of more than 5 percent of the Issuer's Class A Ordinary Shares. Accordingly, this Amendment constitutes an exit filing for the Reporting Person.

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.
Percent of class:
The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

The percentages used herein are calculated based upon 2,146,151 Class A Ordinary Shares issued and outstanding as of the date of this filing. On April 3, 2025, the Issuer had 1,103,348 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Form 20-F, filed with the Securities and Exchange Commission on April 3, 2025. As reported on Form 6-K filed by the Issuer on September 3, 2025, the Issuer issued 1,042,803 Class A Ordinary Shares in a private placement with certain qualified institutional buyers and accredited investors.
Sole power to vote or to direct the vote: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an investment company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Maxpro Investment Co., Ltd: /s/ Yi Kuei Chen, Yi Kuei Chen / Director (09/05/2025)